END FUEL CORP.

18775 SW 27th Court

Miramar, FL 33029

Tel: (786) 487-9367

December 16, 2010

Jonathan Groff

Attorney - Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	End Fuel Corp. Registration Statement on Form S-1, as amended Filed October 19, 2010 File No. 333-170016

Dear Mr. Groff:

Pursuant to your comment letter dated November 9, 2010 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment and keyed our answers for your review.

Registration Statement on Form S-1

Prospectus Cover Page

1.	Please state the date the offering will end.

Answer: We have clearly stated, on the prospectus cover page, the following:

The offering will conclude when all 1,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective with the Securities and Exchange Commission. The Company may, at its discretion, extend the offering for one additional 90 day period.

2.

Clearly highlight here that although there is no minimum required to be sold, if the company is unable to successfully complete this offering it will not be able to complete its business plan and will likely fail.

Answer: We have included the following disclosure:

We are making this offering on a "best efforts, no minimum basis." What this means is that all the proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum requirement. Our ability to meet our financial obligations and to achieve and complete our business plan could be adversely affected if the entire offering of Shares is not completed and this most likely will lead to the failure of our business.

Summary Information, page 3

Company History, page 3

3.

Please revise here and throughout your filing to make clear that you did not raise any cash from the July 31, 2010 distribution of 4,500,000 common shares, but instead issued those shares as consideration to acquire property rights.

Answer: We have changed throughout our filing as recommended.

4.

We note that 4.5 million shares were issued in partial consideration for the company's portfolio of children's songs. We also note that 2 million of the 4.5 million shares are beneficially owned by 4 minor aged children. The children's shares are controlled by Mr. Fernandez. Tell us what the relationships are among Mr. Adelstein, Ms. Shnider, the 4 minor aged children and Mr. Fernandez.

Answer: We have increased our disclosure as recommended as follows:

The Company, on July 31, 2010, has acquired intellectual property consisting of thirty-five (35) children’s songs. The intellectual property acquired included all rights, title and interest and therefore the Company has title of one hundred percent (100%) ownership to the thirty-five (35) children’s songs. The Company issued 4,500,000 common shares as the down payment to acquire the intellectual property. Of the total shares issued as the down payment, 2,000,000 were issued to four (4) minor aged children having our sole officer and director (Alfred Fernandez) controlling all rights, title and interest until such time as the minor aged children become of legal adult age. All four (4) minor aged children are related to the majority seller (Tammi Shnider) of the intellectual property acquired by the Company.

under “Security Ownership of Certain Beneficial Owners and Management” the following:

“Includes 2,000,000 held in the name of four (4) minor aged children (ages 9, 7, 4 and 1). These specific four (4) minor aged children are not directly related to Alfred Fernandez, but in fact, are related to Tammi Shnider as her two (2) children and one (1) niece and one (1) nephew. Alfred Fernandez has total control, including but not limited to, voting control of said shares in accordance with the Gift to Minor Act of the state of Florida. Accordingly, Tammi Shnider does not have beneficial ownership of these 2,000,000 shares held in the name of Alfred Fernandez.”

5.

Please supplement your discussion of the company's liabilities to include disclosure of long-term liabilities. Specifically, you should disclose your obligations pursuant to the note payable described under note 8 to your financial statements.

Answer: Added disclosures as recommended

Management, page 4

6.

We note your statement that you have "no plans to hire employees during the next twelve months." However, we note under your Description of Business section beginning on page 12 that you intend to employ consultants and to develop a sales representative organization.

We further note disclosure that recruitment and retention of qualified employees poses an industry barrier to entry. Please revise your disclosure throughout, to make clear your plans with respect to the hiring of employees and outside consultants.

Answer: Further disclosed as suggested.

Risk Factors, page 4

Risks Associated with End Fuel Corp., page 4

7.

Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your officer in operating and managing a company in a similar industry and, if applicable, his lack of experience in running a public company that is a reporting company with the Securities and Exchange Commission.

Answer: We have added the following risk disclosure as recommended:

Our sole officer lacks the experience in operating and managing a company in a similar industry and being a public company that is a reporting company with the Securities and Exchange Commission

Our sole officer and director does not have any prior knowledge and/or experience in the specific area of children’s entertainment and intellectual properties. Additionally, our sole officer and director has never been the operating manager, a publicly held entity, which is required to file on a timely basis with the Securities and Exchange Commission. Therefore, an investor should evaluate the high risks associated with management that lacks prior expertise in both the management of children’s entertainment and requirements as regulated by the Securities and Exchange Commission.

8.

On page 12 under the Our Competition section you note that almost all of your competitors have considerably greater financial and other resources. Please add a risk factor that addresses risks presented by your competition.

Answer: Added a risk factor as suggested.

Our success is dependent on current management, who may be unable to devote sufficient time to the development of our business this potential limitation could cause our business to fail, page 4

9.	Please expand this risk factor to discuss the potential conflict of interest issues disclosed in Note 7 to your financial statements.

Answer: We have added the following disclosure as suggested:

Mr. Fernandez, our sole officer and director, is involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, Mr. Fernandez may face a conflict in selecting between the Company and his other business interests.  The Company has not formulated a policy for the resolution of such conflicts.

We will incur increased costs as a result of being a public company, page 5

10.

Please revise to make clear which increased costs will apply to you. For example, you reference requirements pursuant to stock exchanges, but your filing indicates that you have no intention of pursuing listing on a stock exchange.

Answer: We have changed as recommended.

Description of Securities, page 11

11.

Until you acquired your children's songs, it appears your company was a shell company. If so, Rule 144 will not be available for resale of your common stock until 1 year from the filing of this registration statement. Please discuss this limitation on transfer. See Item 201(a)(2) of Regulation S-K

Answer: We have added the disclosure as follows:

All outstanding common shares (5,500,000 shares) are subject to Rule 144 in accordance with Item 201(a)(2) Regulation S-X and accordingly, the holding period of all shares commence with the filing of this registration statement.

Description of Business, page 12

General, page 12

12.	Tell us the correlation between your company's name and the distribution of children's songs.

Answer: We have added the following disclosure as suggested:

The company name (End Fuel Corp.) is somewhat unique as it pertains to children’s entertainment and intellectual properties. The selection of the name represented the energy resulting in fuel for children and the marketing suggestion that our intellectual properties would be wonderful for children at the end of the day. Accordingly, our name was selected to best describe having a marketing uniqueness in describing our mission statement of providing children’s entertainment.

13.

In both this section and in the Overview section of your Management's Discussion and Analysis, please clarify and briefly describe what products you intend to offer. If the products to be offered include children's music, videos and discs, as indicated under your Company History section on page 3, please make this clear.

Answer: We have added the following disclosures in both the Overview and Management’s Discussion and Analysis sections of the offering:

Our company owns children’s recordings of thirty-five (35) individual songs having each in over 200 children’s names. Our business plan provides that these recordings be marketed through independent distributors for CD, videos (DVD) and internet downloads (MP3’s).

14.

Please provide greater detail of the material terms of the purchase agreement for children's intellectual property. Identify all the parties to the agreement, the relationships among the parties and how the purchase price was determined. See Item 101(h)(3) of Regulation S-K.

Answer: We have added the following disclosure as recommended:

We executed an agreement on July 31, 2010 to purchase thirty-five (35) children’s songs recorded into approximately two-hundred (200) individual children’s names. The purchase price was negotiated by Alfred Fernandez, our sole officer and director, at a price of $7,500 per children’s song having a total purchase price of $262,500. The seller was represented by Tammi Shnider as trustee for herself (being the majority owner) and seven (7) other owners. The agreement provides for Alfred Fernandez, having voting power, for four (4) minor aged children (ages 9, 7, 4 and 1), all of which are directly related to Tammi Shnider. At closing of this transaction, the company issued, to the sellers (Tammi Shnider as trustee), a total of 4,500,000 common shares of which our sole officer and director (Alfred Fernandez) controlled 2,000,000 shares as custody for four (4) minor aged children in accordance with the state of Florida statues. The shares issued (4,500,000 shares) by the company were valued at $0.005 per share for a total of $22,500 which was the consideration at closing of the purchase agreement. This purchase agreement was negotiated at arm’s length and is valued at lower cost or market as determined from time to time by management.

Our Competition, page 12

15.	You characterize the children's entertainment industry as docile in the first paragraph of this section. Please explain.

Answer: After your inquiry, we realized that the word ‘docile’ should be replaced and we have changed as follows

Management believes that we may be able to distinguish our products by introducing new and innovative children’s products that are personalized in an industry that has been catering to the general public.

Strategy and Products, page 12

16.	Please disclose whether you have any contact with the independent distributors you discuss.

Answer: We have changed and/or added the disclosure as follows:

We intend to distribute our children’s products through independent distributors as our business plan develops in the future. There can be no assurances that an independent distributor will accept our products once presented.

17.

Please expand this section to disclose all channels through which you intend to offer your product. We note various references in your filing to compact disks, song downloads and videos. Your disclosure should convey the point-of-purchase for each of your anticipated products.

Answer: We have expanded the disclosure as follows:

Our products, consisting of our thirty-five (35) songs, having personalization for approximately 200 children’s names, being marketed in three (3) primary formats consisting of Compact Disc (CD), Video (DVD) and MP3 (Direct Download). The present strategy of marketing these products to the end user (the consumer’s point of purchase) is through the efforts of independent distributors specializing in marketing these types of formats.

Sales and Marketing, page 12

18.	Please disclose whether you have had any contact with potential candidates for the consultant position referenced.

Answer: We have added to the disclosure as recommended.

Advertising, page 13

19.

We note that you intend to utilize your various web portals as a method of advertising. In your response letter please provide us with the website address for each of your existing web portals. To the extent that these web portals are not yet developed, please revise your disclosure to so indicate.

Answer:  We have clarified as noted.

Management's Discussion and Analysis, page 14

Plan of Operations, page 14

20.

Please revise this section to outline the various steps involved in your proposed business plan, a time line for achieving each step and the associated costs. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital.

Answer: We have disclosed the following as recommended:

The Company’s business plan provides for the initial marketing to commence in July, 2011 to take advantage of the consumers seasonal buying of our products during the holiday season in November and December, 2011. The amount of available capital for marketing is estimated between $550 - $15,000 dependent on the shares sold from this offering. Therefore, if the company is not able to raise adequate funding by July, 2011from this offering, there is a high risk of company failure.

21.	Please elaborate on the industry research you conducted.

Answer: After we reviewed your comment, we changed to better clarify.

22.	Please explain why you plan to begin operations approximately 150 days from the effectiveness of the prospectus. We note that you may not have raised sufficient proceeds at that point.

Answer: We have further disclosed as recommended.

Limited Operating History; Need for Additional Capital, page 15

Within this section, please add a discussion of your short-term and long-term liquidity and capital resources. In conjunction with the disclosure mandated by Items 303(a)(1) and 303(a)(2) of Regulation S-K, please be sure to address the note payable described under note 8 to your financial statements, salient characteristics thereto and whether the attached interest payments would continue if and when the principal is paid off. In addition, please discuss your ability to support your intended sales and marketing activities disclosed on page 12.

Answer: We have added the following disclosure as recommended:

The Company’s short term liquidity requirements are being provided by Alfred Fernandez, the sole officer and director. There are no assurances that Alfred Fernandez will continue to loan funds to the Company to meet the Company’s short term liquidity requirements. At August 31, 2010, the Company had long term liabilities of $240,000 having the following payment terms and conditions:

1)

There is no stated interest rate, but interest is calculated as cash flow is receive by the company from any/all sources at $0.075 per song download and $0.125 per song from any/all sources including, but not limited to, compact disc (CD)

2)	There are no stated period payments of principle and the promissory note is due in its entirety July 31, 2015.

Directors, Executive Officers, Promoters and Control Persons, page 17

23.

Your disclosure indicates that Mr. Fernandez worked as Chief Financial Officer of MediaNet Group Technologies, Inc. "to July, 2010." On page 5 you state that Mr. Fernandez "is employed outside of End Fuel Corp." Please revise to provide current employment information for Mr. Fernandez.

Answer: Added disclosure as recommended.

24.

Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officer and director

Answer: As reviewed and determined, there are no additional disclosures as required under Item 402(f) for our executive officer and director.

Note 2 - Summary of Significant Accounting Policies

Intellectual Property, page F-7

25.

Please disclose the nature of the acquired intellectual property in regards to the children's songs. For example, describe the acquisition of a copyright, either in whole through an assignment or into part through a licensing agreement.

Answer: Changed as recommended.

Revenue and Cost Recognition, page F-8

Notwithstanding the Company's current lack of sales, please provide revenue and costs recognition policies. Note that when describing your revenue recognition policy, please avoid using boilerplate language as found in SAB No. 104.

Answer: We have disclosed as follows:

The Company has no current source of revenue. The Company recognizes revenue based on Account Standards Codification (“ASC”) 605 “Revenue Recognition” which contains Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements’ and No. 104, “Revenue Recognition”. In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, shipment has occurred, price is fixed or determinable and collectability of the resulting receivable is reasonably assured. Revenues transacted from on-line platforms are recognized at the point of sale.

The Cost of Sales includes any labor cost and the amortization of intellectual property.

Signatures, page II-5

26.	Please not that your registration statement must be signed by your controller or principal accounting officer. See instruction 1 to Item 17 of Form S-1. Please revise accordingly.

Answer: Changed as required.

Should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Alfred Fernandez

Alfred Fernandez, President

End Fuel Corp.

Cc: Larry Spirgel, Assistant Director